As filed with the Securities and Exchange Commission on March 18, 2021

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

The Gabelli Dividend & Income Trust

(Name of Subject Company (Issuer))

The Gabelli Dividend & Income Trust

(Name of Filing Person (Issuer))

Auction Market Preferred Shares, Series B, Par Value $0.001

Auction Market Preferred Shares, Series C, Par Value $0.001

Auction Rate Preferred Shares, Series E, Par Value $0.001

(Title of Class of Securities)

36242H302

36242H401

36242H609

(CUSIP Number of Class of Securities)

Bruce N. Alpert

The Gabelli Dividend & Income Trust

One Corporate Center

Rye, New York 10580-1422

(914) 921-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Peter Goldstein, Esq. The Gabelli Dividend & Income Trust One Corporate Center Rye, New York 10580-1422 (914) 921-5100	Thomas A. DeCapo, Esq. Kenneth E. Burdon, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 573-4800

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$152,904,000	$16,681.83

(1)

Calculated as the aggregate maximum purchase price to be paid for 6,371 shares in the exchange offer, based upon a price of 96% of the liquidation preference of $25,000 per share (or $24,000 per share).

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2021, equals $109.10 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,681.83	Filing Party: The Gabelli Dividend & Income Trust
Form or Registration No.: Schedule TO	Date Filed: March 17, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission by The Gabelli Dividend & Income Trust, a Delaware statutory trust (“GDV” or the “Issuer”), on March 17, 2021, relating to the Issuer’s offer to exchange up to 100% of the Issuer’s preferred shares, designated Series B Auction Market Preferred Shares, Series C Auction Market Preferred Shares and Series E Auction Rate Preferred Shares, for (i) shares of the Issuer’s Series J Cumulative Term Preferred Shares, par value $0.001 and liquidation preference $25,000 per share and (ii) cash, upon the terms and subject to the conditions set forth in the Offer to Exchange dated March 17, 2021 (the “Offer to Exchange”) and the related Letter of Transmittal (such transaction, the “Exchange Offer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO, the Offer to Exchange or the Letter of Transmittal, as applicable.

This Amendment No. 1 is being filed to update Item 12 of the Schedule TO to include a Press Release dated March 17, 2021, which is attached hereto as Exhibit (a)(5)(i).

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information set forth in the Schedule TO, including all schedules and annexes thereto that were previously filed therewith, remains unchanged and is incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith.

You should read this Amendment No. 1 together with the Schedule TO, the Offer to Exchange and the Letter of Transmittal.

ITEM 12. EXHIBITS.

Exhibit No.	Document
(a)(1)(i)	Offer to Exchange dated March 17, 2021. (1)
(a)(1)(ii)	Letter of Transmittal. (1)
(a)(1)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)
(a)(1)(iv)	Letter to Clients. (1)
(a)(1)(v)	Notice of Guaranteed Delivery. (1)
(a)(5)(i)	Press Release issued on March 17, 2021. *
(b)	Not applicable.
(d)(1)(i)	Second Amended and Restated Agreement and Declaration of Trust of The Gabelli Dividend & Income Trust (2)
(d)(1)(ii)	Statement of Preferences for the Series B Auction Market Preferred Shares of The Gabelli Dividend & Income Trust (3)
(d)(1)(iii)	Statement of Preferences for the Series C Auction Market Preferred Shares of The Gabelli Dividend & Income Trust (3)
(d)(1)(iv)	Statement of Preferences for the Series E Auction Rate Preferred Shares of The Gabelli Dividend & Income Trust (4)
(d)(1)(v)	Statement of Preferences for the 5.25% Series G Cumulative Preferred Shares of The Gabelli Dividend & Income Trust (5)
(d)(1)(vi)	Statement of Preferences for the 5.375% Series H Cumulative Preferred Shares of The Gabelli Dividend & Income Trust (6)
(d)(1)(vii)	Statement of Preferences for the Series J Cumulative Term Preferred Shares of The Gabelli Dividend & Income Trust (1)
(d)(2)	Amended and Restated By-Laws of The Gabelli Dividend & Income Trust (2)
(d)(3)	Investment Advisory Agreement between The Gabelli Dividend & Income Trust and Gabelli Funds, LLC (7)

(d)(4)	Master Custodian Agreement between The Gabelli Dividend & Income Trust and State Street Bank & Trust Company (8)
(d)(5)(i)	Transfer Agency and Service Agreement among The Gabelli Dividend & Income Trust, Computershare Trust Company, N.A. and Computershare, Inc. (9)
(d)(5)(ii)	Amendment No. 1 to Transfer Agency and Service Agreement (9)
(d)(5)(iii)	Amendment No. 2 to Transfer Agency and Service Agreement (9)
(d)(5)(iv)	Amendment No. 3 to Transfer Agency and Service Agreement (9)
(d)(5)(v)	Amendment No. 4 to Transfer Agency and Service Agreement (9)
(d)(5)(vi)	Amendment No. 5 to Transfer Agency and Service Agreement (9)
(d)(5)(vii)	Amendment No. 6 to Transfer Agency and Service Agreement (9)
(d)(5)(viii)	Amendment No. 7 to Transfer Agency and Service Agreement (9)
(d)(5)(ix)	Amendment No. 8 to Transfer Agency and Service Agreement (9)
(d)(5)(x)	Amendment No. 9 to Transfer Agency and Service Agreement (9)
(d)(5)(xi)	Amendment No. 10 to Transfer Agency and Service Agreement (9)
(d)(5)(xii)	Amendment No. 11 to Transfer Agency and Service Agreement (9)
(d)(5)(xiii)	Amendment No. 12 to Transfer Agency and Service Agreement (10)
(d)(5)(xiv)	Amendment No. 13 to Transfer Agency and Service Agreement (6)
(d)(5)(xv)	Amendment No. 14 to Transfer Agency and Service Agreement (11)
(d)(5)(xvi)	Amendment No. 15 to Transfer Agency and Service Agreement (11)
(d)(5)(xvii)	Amendment No. 16 to Transfer Agency and Service Agreement (11)
(d)(5)(xviii)	Amendment No. 17 to Transfer Agency and Service Agreement (1)
(d)(6)	Share Exchange Agreement, dated March 17, 2021, between The Gabelli Dividend & Income Trust and Bank of America, N.A. (1)
(g)	Not applicable.
(h)	Not applicable.

*	Filed herewith
(1)	Incorporated by reference to the Issuer’s Tender Offer Statement on Schedule TO (File No. 005- 84324), filed on March 17, 2021.
(2)	Incorporated by reference to the Issuer’s Registration Statement on Form N-2/A, File Nos. 333-174285 and 811-21423, as filed with the Securities and Exchange Commission on July 22, 2011.
(3)

Incorporated by reference to the Issuer’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File Nos. 333-113708 and 811-21423, as filed with the Securities and Exchange Commission on October 5, 2004.

(4)

Incorporated by reference to the Issuer’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, File Nos. 333-126480 and 811-21423, as filed with the Securities and Exchange Commission on November 2, 2005.

(5)

Incorporated by reference to the Issuer’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, File Nos. 333-210990 and 811-21423, as filed with the Securities and Exchange Commission on June 29, 2016.

(6)

Incorporated by reference to the Issuer’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2, File Nos. 333-210990 and 811-21423, as filed with the Securities and Exchange Commission on June 5, 2019.

(7)

Incorporated by reference to the Issuer’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File Nos. 333-108409 and 811-21423, as filed with the Securities and Exchange Commission on October 27, 2003.

(8)	Incorporated by reference to The Gabelli Utilities Fund’s Registration Statement on Form N-1A, File Nos. 333-81209 and 811-09397, as filed with the Securities and Exchange Commission on May 1, 2002.
(9)

Incorporated by reference to The Gabelli Global Utility & Income Trust’s Registration Statement on Form N-2, File Nos. 333-223652 and 811-21529, as filed with the Securities and Exchange Commission on March 14, 2018.

(10)

Incorporated by reference to The Gabelli Global Utility & Income Trust’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-2, File Nos. 333-223652 and 811-21529, as filed with the Securities and Exchange Commission on November 9, 2018.

(11)

Incorporated by reference Gabelli Multimedia Trust Inc.’s Registration Statement on Form N-2, File No. 333-218771 and 811-8476, as filed with the Securities and Exchange Commission on December 20, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GABELLI DIVIDEND & INCOME TRUST

By:	/s/ Bruce N. Alpert
Name: Bruce N. Alpert
Title: President

Dated: March 18, 2021